May 23, 2017




Jacob C. Tiedt, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601


Re:    Tortoise Essential Assets Income 2024 Term Fund, Inc.
       File Nos. 333-217430 and 811-23248

Dear Mr. Tiedt:

         On April 24, 2017, you filed a registration statement on Form N-2 on behalf of Tortoise
Essential Assets Income 2024 Term Fund, Inc. (the "Fund") in connection with the registration of its common stock. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

Investment Strategies

1. The first paragraph of this section states that "essential asset" sectors include, "but are not limited to," the several sectors disclosed in this paragraph. Since "essential asset" is in the name of the Fund, and therefore must be precisely defined, please delete the phrase "but are not limited to" from the definition of "essential asset" sectors. See Rule 35d-1(a)(2)(i) under the Investment
Company Act of 1940 (the "Investment Company Act").
 Jacob C. Tiedt, Esq.
May 23, 2017
Page 2


2. The disclosure on page 39 of the prospectus states that the Fund may invest in equity securities "of any market capitalization." Please disclose in the first bullet point in this section, and in the first bullet point in the Investment Strategies section on page 2 of the prospectus, that the Fund may invest in equities of any market capitalization, and provide separate corresponding risk disclosures for small- and mid-capitalization equity securities in the discussion of equity securities risks on page 35 of the prospectus.

3. The second bullet point in this section states that the Fund may invest in corporate debt securities. Please disclose a maturity policy for the Fund's corporate debt securities in this section, and in the second bullet point in the Investment Strategies section on page 2 of the prospectus.

4. The third bullet point in this section states that the Fund may invest in private investments, including "other privately structured investments." Please explain to us whether the
Fund will invest in any hedge funds and/or private equity funds that rely on sections 3(c)(1) or
3(c)(7) of the Investment Company Act. We may have additional comments after reviewing your response.

Offering Table

5. Footnote (3) to the offering table states that the Fund will pay "offering costs of up to
$___ per share, estimated to total approximately $___," and that the Adviser will pay "all organizational expenses and the amount by which the aggregate of all of our offering costs . . .
exceeds $___ per share." Please include in this footnote estimates of the following:

               the size of the offering in dollars and shares;
               the total offering costs in dollars and costs per share;
               the organizational costs expected to be paid by the Adviser; and the total offering costs expected to be paid by the Adviser in dollars.

        Please make similar revisions to "The Offering" section on page 1 of the prospectus, and to footnote (2) to the fee table in the section "Summary of Fund Expenses."

Prospectus Summary -- Investment Strategies (Page 3)

6. The third paragraph in this section states that the Fund considers an issuer to be operating in an essential asset sector if "at least 50% of its assets, cash flow or revenue is associated with one or more essential asset sectors." (Emphasis added.) Please revise this section to clarify the term "associated." For example, state that the Fund considers an issuer to be operating in an essential asset sector if at least 50% of its assets are devoted to an essential asset sector, or if at least 50% of its cash flow or revenue is derived from an essential asset sector. See Investment
Company Names, Investment Company Act Release No. 24828, at note 24 (Jan. 17,
2001).
 Jacob C. Tiedt, Esq.
May 23, 2017
Page 3


Prospectus Summary -- The Fund -- Investment Strategies -- Listed Equity Securities
(Page 4)

7. The third paragraph in this section discloses that the Fund intends to write call options on some of its listed equity securities. Please add this disclosure to the discussion of listed equity securities on the cover page of the prospectus, and in the first bullet point in the Investment
Strategies section on page 2 of the prospectus.

Prospectus Summary -- The Fund -- Use of Proceeds (Page 6)

8. The first paragraph of this section states that the Fund expects to fully invest the net proceeds of the offering "within three to six months after the closing of this offering." Since the
Fund expects that the investment period may exceed three months, please disclose the reasons for this expected delay. See Guidelines for Form N-2, Guide 1.

Prospectus Summary -- The Fund -- Investment Policies (Page 7)

9. The third bullet point in this section states that the Fund may invest up to 35% of its total assets in the securities of non-U.S. issuers. Please provide risk disclosure regarding the Fund's non-U.S. investments in the Investment Risks section that begins on page 30 of the prospectus.
Also, if the Fund will invest in the securities of emerging market issuers, please provide appropriate disclosures in this section and in the Investment Risks section of the prospectus.

Prospectus Summary -- The Fund -- Distributions (Page 9)

10. This section states that the Fund intends to make quarterly cash distributions. If the
Fund's distributions may include a return of capital, please describe the short term and long term tax implications for shareholders, and disclose that a return of capital is a return to shareholders of a portion of their original investment in the Fund. Please add to the cover page of the prospectus disclosure that the Fund's distributions may include a return of capital, and that it is a return of a portion of a shareholder's original investment in the Fund.

Prospectus Summary -- The Fund -- Leverage (Page 10)

11. Please disclose in this section that all fees and expenses incurred in connection with borrowing money or issuing and servicing debt securities or preferred stock will be indirectly borne by the Fund's shareholders. Also, please confirm to us that these expenses will be included in the Summary of Fund Expenses.

Prospectus Summary -- The Fund -- Hedging and Risk Management (Page 11)

12. This section states that the Fund may use derivatives. Please disclose in this section how the Fund's derivative investments will be valued for purposes of calculating compliance with the
Fund's policy to invest at least 80% of its total assets in issuers operating in essential asset
 Jacob C. Tiedt, Esq.
May 23, 2017
Page 4


sectors, and disclose that the notional value of the Fund's derivative investments will not be used for this purpose. Please also disclose how derivatives are valued for purposes of calculating
Managed Assets, used in the calculation of the Fund's management fee, and disclose that the notional value of the Fund's derivatives is not used for this purpose.

Summary of Fund Expenses (Page 13)

13. Please advise us whether FINRA has approved the underwriting terms of the Fund's offering.

14. The line item under Stockholder Transaction Expenses for "Dividend Reinvestment Plan
Fees" indicates "None," but includes a footnote stating that these expenses are included in the
"Other Expenses" line item in the Annual Expenses section. Please revise these line items and footnote to disclose in the "Dividend Reinvestment Plan Fees" line item all fees (except brokerage commissions) that are charged to participating shareholder accounts relative to the
Fund's dividend reinvestment plan. See Instruction 4 to Item 3 of Form N-2.

15. Please change the line item captioned "Leverage Costs" to "Interest Payments on
Borrowed Funds." See Item 3.1 of Form N-2. Please also provide a separate line item for
"Preferred Stock Dividend Payments." Also, please delete the line items captioned "Less Fee and Expense Reimbursement" and "Net Annual Expenses," since there is no indication that a fee and expense reimbursement agreement is in place.

16. Please consolidate the first sentence in footnote (4) with the information in footnote (6), so that the information provided is concisely disclosed in one footnote. Similarly, please summarize and consolidate the information provided in footnotes (5) and (8) into one concise footnote.

17. The paragraph following the example on page 14 of the prospectus states that the example "and the expenses in the tables" should not be considered a representation of the Fund's future expenses. Please delete "and the expenses in the tables" from this disclosure. See
Instruction 11.d to Item 3 of Form N-2.

Investment Objective and Principal Investment Strategies -- Investment Objective and
Strategies (Page 15)

18. The first paragraph in this section discloses the Fund's investment objective. Please also disclose in this paragraph that, as disclosed on page 4 of the Statement of Additional
Information, the Fund's investment objective is non-fundamental, and may be changed without stockholder approval. See Item 8.2(a) of Form N-2.
 Jacob C. Tiedt, Esq.
May 23, 2017
Page 5


Risk Factors -- Operational Risks -- Anti-Takeover Provisions Risks (Page 46)

19. This section states that Maryland law and the Fund's Charter and Bylaws include provisions that could defer or prevent other entities from acquiring control of the Fund.
The staff of the Division of Investment Management has taken the position that, if a fund opts in to the Maryland Control Share Acquisition Act (the "MCSAA"), its actions are inconsistent with
Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc., SEC Staff
No-Action Letter (pub. avail. Nov. 15, 2010). Since the Fund is a Maryland corporation, please disclose in this section that the Fund has not opted in to the MCSAA.

Management of the Fund (Page 50)

20. This section discloses members of the Fund's Allocation Committee, Adviser Investment
Team, and Subadvisor Investment Team. Please disclose in this section the individuals who are jointly and primarily responsible for the day-to-day management of the Fund's portfolio. See
Instruction to Item 9.1(c) of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations -- Fundamental Investment Limitations (Page 1)

21. The fourth fundamental investment limitation states that the Fund will not concentrate its investments in any particular industry or group of industries, "except that we will concentrate our assets in the industry sectors that comprise essential asset sectors." (Emphasis added.) As currently stated, this fundamental investment limitation would provide the Fund with broad freedom of action to concentrate pursuant to management's discretion in a number of unrelated industries without shareholder approval. This freedom of action is considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act. Please revise the
Fund's fundamental concentration policy to identify the particular industry or group of related industries, if any, in which the Fund will concentrate. See Instruction to Item 8.2(b) of Form
N-2.

22. Please disclose in this section that, with regard to the Fund's investments in bank loans and loan participations, if the bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, both the institution selling the loan and the ultimate borrower will be considered issuers for purposes of the Fund's fundamental concentration policy. See Pilgrim Prime Rate Trust, SEC Staff No-Action Letter (pub. avail.
June 29, 1989).

23. Please also disclose in this section that, when determining the Fund's compliance with its concentration policy, the Fund will look through its private activity municipal debt securities
(i.e., those whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity) in order to determine the industry to which these investments should be allocated.
 Jacob C. Tiedt, Esq.
May 23, 2017
Page 6


Management of the Fund (Page 15)

24. We note that much of the information for this section will be provided in a subsequent amendment to the registration statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2 regarding the Fund's directors including, for each individual director, a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund. See Item 18.17 of
Form N-2.

GENERAL COMMENTS

25. We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

26. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

27. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

28. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
                                       *******

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.



Sincerely,

                                                                            /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel